Technical Information Update for Cerro Casale and Petrex Mines Projects

Vancouver, March 3, 2005 - In connection with its proposed take-over bid for shares of Arizona Star Resource Corp. (“Arizona Star”), Bema Gold Corporation (“Bema” or the “Company”) has been engaged in discussions with the British Columbia Securities Commission (“BCSC”) regarding the required form of technical disclosure regarding the Cerro Casale project in Chile and Petrex Mines project in South Africa.

The Cerro Casale project is indirectly owned as to 24% by Bema, 25% by Arizona Star, and 51% by Placer Dome Inc. (“Placer Dome”), the operator of the project. Technical disclosure has been made regarding the Cerro Casale project by Bema, Arizona Star and Placer Dome in various forms and at various times over several years including references to both mineral reserves and mineral resources for the project. In order to assist in clarifying the existing disclosure as requested by the BCSC, Bema is providing this press release restating the current available information concerning the Cerro Casale project’s mineral reserves and resources and related key assumptions and economics. Bema is also currently obtaining technical reports regarding the Cerro Casale project and its Petrex Mines project in South Africa, prepared in accordance with National Instrument 43-101 (“Standards for Disclosure of Mineral Properties”).

The National Instrument 43-101 technical reports are expected to be completed and filed shortly and will form the basis of Bema’s disclosure in its take-over bid circular to be mailed to shareholders of Arizona Star in connection with its proposed share exchange offer to Arizona Star shareholders. Bema intends to proceed with its offer when these reports have been completed and filed and will also issue an updating press release regarding both the Cerro Casale project and the Petrex Mines project when the technical reports are filed.

Unless otherwise indicated all dollar amounts in this release are in United States dollars.

Cerro Casale

Based on a feasibility study completed by Placer Dome January 2000 (the “2000 Feasibility Study”), Cerro Casale contains estimated proven and probable mineral reserves of 1.035 billion tonnes (all numbers are on a 100% basis) at an average gold grade of 0.69 grams per metric tonne (“g/t”) and 0.26% copper containing approximately 23 million ounces of gold and 6 billion pounds of copper. Proven reserves are 220.3 million tonnes at an average gold grade of 0.72 g/t gold and 0.25% copper, and probable reserves are 834.8 million tonnes at an average grade of 0.68 g/t gold and 0.26% copper. These proven and probable reserve estimates are not derived from the 2000 Feasibility Study but will be supported by the technical report to be filed shortly.

For the purpose of the resource and reserve estimate in the 2000 Feasibility Study, a profit model was developed to classify each block as ore or waste. That is, a block is ore if its profit value exceeds $0.25 per tonne and it is waste if its value is less. Specifically, if a block generates a positive profit value greater than $0.25 per tonne after deduction of all costs associated with mining, processing, administration, freight, smelting and refining from the recovered metal value, the block is assigned that profit value. If the aforementioned value is not generated, the block is classified as waste and assigned a negative value equivalent to the cost of mining that block. Only recovered metal from gold and copper is used to determine the block value.

The Cerro Casale reserves summarized above were estimated from a mineral resource which at a 0.4 g/t gold cut-off grade hosts an estimated measured and indicated mineral resource of 1.114 billion tonnes at an average grade of 0.71 g/t gold and 0.26% copper containing approximately 25.4 million ounces of gold and 6.4 billion pounds of copper. The resource model contains an additional inferred mineral resource, which at 0.4 g/t gold cutoff grade hosts 171 million tonnes at an average grade of 0.62 g/t gold and 0.12% copper containing approximately 3.4 million ounces of gold and 0.45 billion pounds of copper. Mineral resources do not have demonstrated economic viability. The tabulation of the measured and indicated resources as separate classification exclusive of the proven and probable reserves has not been completed. Bema expects that when this tabulation is complete, the ratio of the measured to indicated resources will be similar to the reported proven and probable reserves. This data will be included in the technical report which is scheduled to be filed shortly.

The resource calculation was based on assay data derived from 122,000 metres of drilling in a number of previous drill programs completed on the property. A three dimensional wire framed solid model was constructed for rock types, potassium feldspar alteration, oxidation state and stockwork intensity. These parameters were then coded to blocks having dimensions of 15 metres x 15 metres x 17 metres. Ordinary kriging was used to estimate gold and copper grades into the blocks with the aid of variograms. The interpolation of gold and copper grades into blocks required a minimum of 6 composites and a maximum of 20 drill composites to create an estimate. Gold grade estimation was partly controlled by variations in potassic alteration. Variation in oxide state was the most significant element used to estimate copper grade into the blocks. Specific gravity of the various rock types ranged from 2.40 tonnes per cubic metre to 2.65 tonnes per cubic metre. Ore blocks were assigned a constant tonnage by rock type. The parameters used in the estimation of ore blocks for the resource model, when combined with the block size, have effectively included dilution in the resource. There are no dilution factors applied to reserves.

The 2000 Feasibility Study assumed a gold price of $350 per troy ounce, a copper price of $0.95 per pound and a silver price of $5.50 per ounce. The 2000 Feasibility Study projected site operating cost per tonne milled of $4.70 and off site operating costs of $1.60 per tonne milled. This resulted in operating cash costs, net of copper and silver credits, of $98 per ounce gold and total operating costs of $203 per ounce gold. Initial capital costs, before financing costs, were estimated in the 2000 Feasibility Study to be $1.43 billion. Silver production was estimated on the basis of silver content in the copper concentrates produced in the December 1999 metallurgical testing programs. Relationships were developed between silver content and gold grades for each metallurgical rock type. At metal values of $375 per ounce of gold, $0.95 per pound of copper and $5.50 per ounce of silver, projected silver revenue accounts for about 1.2% of the total revenue, and silver credits amount to less than $8.00 per ounce of gold.

Cerro Casale is proposed to be developed as a large scale open pit mine with a stripping ratio of 2.67 tonnes of waste per tonne of ore. The process plant as designed would consist of a crushing and grinding circuit, flotation plant, and a cyanide leaching circuit for the cleaner tail. The plant would produce a gold-rich copper concentrate and gold dore from the leach circuit. Daily plant throughput is projected to range between 150,000 and 170,000 tonnes per day depending on rock type. Average floatation recoveries are projected at 70.6% for gold and 87.1% for copper (89.9% in the sulphide ore). Overall gold recovery is estimated to increased by 5.7 percentage points to 76.3% from cyanide leaching of the cleaner tailing stream. Average annual production is estimated to be 975,000 ounces of gold, 1.83 million ounces of silver and 287 million pounds of copper for an 18 year mine life.

In March 2004, Placer Dome updated certain aspects of the 2000 Feasibility Study with work completed as of January 2004. The update indicated an increase in estimated project capital costs from $1.43 billion estimated in the 2000 Feasibility Study to $1.65 billion. The project capital cost estimate, in the update of the 2000 Feasibility Study, includes a contingency of $148 million. Estimated site operating costs increased marginally from $4.70 to $4.90 per tonne milled. Assuming a copper price of

$0.95 per pound and a silver price of $5.50 per ounce, Cerro Casale’s cash operating costs were projected from the data in the update to be approximately $115 per ounce of gold (net of copper and silver credits) and total operating costs were projected at approximately $225 per ounce gold. Technical aspects of the 2000 Feasibility Study including the reserve and resource estimates were not updated and remain unchanged. Several of the off site operating cost parameters were updated, resulting in an overall decrease in off site operating costs from $1.60 per tonne milled in the 2000 Feasibility Study to approximately $1.52 per tonne milled.

The above scientific or technical information, while extracted primarily from the 2000 Feasibility Study and the March 2004 Feasibility Study update, has been prepared by the Company with reference to National Instrument 43-101. Tom Garagan, Vice President, Exploration of the Company, is the Qualified Person as defined in National Instrument 43-101, who supervised the preparation of such disclosure.

Petrex

At the request of the BCSC, the Company is also clarifying its technical information regarding Petrex Mines. The Company holds indirectly a 100% interest in the Petrex operating gold mines and related assets in South Africa.

The Petrex 2004 underground and open pit resources and reserves were calculated as of December 31, 2003, and have been estimated in accordance with South African (“SAMREC”) standards which are consistent with the definitions contained in National Instrument 43-101. The reserve and resource estimate was calculated by Petrex engineers and geologists on site in South Africa. Brian Scott, Chief Geologist of the Company, and a Qualified Person within the meaning of National Instrument 43-101, reviewed the reserve and resource estimate completed on site.

Petrex contains estimated underground and open pit proven and probable mineral reserves as of December 31, 2003 of 7.834 million tonnes at an average grade of 3.6 g/t gold containing approximately 905,000 ounces of gold.

This includes estimated proven reserves of 1.976 million tonnes at an average grade of 3.8 g/t gold for 241,000 contained ounces of gold, and probable reserves of 5.858 million tonnes at and average grade of 3.5 g/t gold for 664,000 contained ounces of gold.

Underground and open pit resources, reported exclusive of reserves, were also reported as of December 31, 2003. The total open pit and underground measured plus indicated resource reported at a 0.0 g/t cutoff grade was estimated at 48.910 million tonnes at an average grade of 2.68 g/t gold for 4.217 million contained ounces of gold.

The resources include the following breakdown of tonnages, average gold grades and contained ounces:

Measured:	45.071 million tonnes at 2.58 g/t gold for 3.742 million ounces of gold;

Indicated:	3.840 million tonnes at 3.85 g/t gold for 475,000 ounces of gold; and

Inferred:	40.142 million tonnes at 2.83 g/t gold for 3.656 million ounces of gold.

Mineral resources do not have demonstrated economic viability.

Key assumptions and parameters used for the December 31, 2003 resource and reserve statement include a gold price of $375 per ounce and a Rand per dollar exchange rate of 7.55, for a Rand per kilogram rate of 91,000. Currently the Rand per kilogram rate is 82,500, based on a current gold price of $435 per ounce and a Rand per dollar exchange rate of 5.90. The specific gravity numbers used include 2.74 tonnes per cubic metre for mineralized reef material, 2.64 for waste material and 1.4 for sand-fill in stopes (utilized for open pit resource calculations).

Each producing shaft on the Petrex property has its own “shaft call factor” and economic cut-off grade based on historic and recent mining activities. The shaft call factor measures the change in contained metal between the mining face and the apron where the ore is delivered prior to being sent through the mill facility. It essentially incorporates dilution and ore loss resulting from material re-handling. The average shaft call factor for the underground shafts for the December 31, 2003 underground reserves was 88.9% . An apron sampling factor of 94.4% is also taken into account which measures the difference between the apron grade of the ore delivered against the mill head grade. The 94.4% value is based on production data from previous years. A plant recovery factor of 90% was also applied.

The Petrex reserves and resources as of December 31, 2004 are presently being calculated and will be reported in an updated National Instrument 43-101 technical report that will be filed shortly. The December 31, 2004 resource estimate is expected to report underground resources above a cut-off grade of 2.0 g/t gold and open pit resources above a cut-off grade of 1.0 g/t gold. This increase in cut-off grade will have the net impact of increasing the overall average gold grade but reducing tonnes and contained ounces of gold in the resource.

Underground Reserve and Resource Estimation Methodology

Underground resources as of December 31, 2003 were estimated using polygonal methods on level plans. The blocks were defined from known points of mineralization defined by underground stopes and projected along the strike direction of the mineralized zones. Measured blocks can extend 75 metres along strike, indicated blocks 100 metres along strike from defined measured blocks and inferred blocks can extend up to 200 metres from the indicated block outlines. Grade estimation was applied within the blocks by calculating the weighted average gold assays of numerous underground face samples that occur within the mineralized reef channel and proximal to the resource blocks. Each resource block was assigned a series of attributes that define the block’s name, location by shaft, resource classification, verification tag, availability code, block area and average gold grade.

Some inferred resources reported as of December 31, 2003 were calculated by previous mining operators on the Petrex property. These resources were estimated using South African approved SAMREC estimation techniques that defined un-mined resources based on predicted gold content of mineralized reef and historical mining camp recoveries.

Measured plus indicated resources as of December 31, 2003 for the underground resources were estimated as 45.614 million tonnes at an average grade of 2.8 g/t gold for 4.029 million contained ounces above a 0.0 g/t gold cut-off. This includes a resource classification breakdown of tonnes, average grade and contained ounces of:

Measured:	41.916 million tonnes at 2.65 g/t gold for 3.566 million ounces of gold;

Indicated:	3.698 million tonnes at 3.89 g/t gold for 463,000 ounces of gold; and

Inferred:	36.780 million tonnes at 2.94 g/t gold for 3.470 million ounces of gold.

Measured blocks were converted into proven and probable reserves based on variables assigned to the block such as block availability, cut-off grades, shaft call factor and economic factors such as mining and processing costs.

In-situ underground cut-off grades used for the December 31, 2003 reserve for the underground shaft operations include: Springs Dagga #1 at 4.03 g/t gold, Marievale at 2.76 g/t gold, Grootvlei #1 at 4.07 g/t gold, Grootvlei #4, at 3.80 g/t gold, Grootvlei # 6 at 4.70 g/t gold, Grootvlei # 8 at 4.76 g/t gold and Cons Modder # 9 at 3.42 g/t gold. These in-situ grades reflect the grade of the ore at the face prior to mining and are subject to dilution and mining losses.

The December 31, 2003 proven and probable economic underground reserves were estimated at 7.531 million tonnes at an average grade of 3.6 g/t gold for 874,000 contained ounces of gold. This includes underground proven reserves of 1.673 million tonnes at an average grade of 3.91 g/t gold for 210,000 contained ounces of gold and probable reserves of 5.858 million tonnes at an average grade of 3.53 g/t gold for 664,000 contained ounces of gold.

Open Pit Reserves and Resources

Open pit resources were calculated as of December 31, 2003 by developing block models on three-dimensional wire-frame solids using Datamine software. The geologic model is based on a combination of underground stoping data and exploration drill hole assay data. Grade was estimated into the blocks using inverse distance and/or kriging methods. Measured resources are defined as blocks occurring within 35 metres of a drill hole, indicated resources as blocks up to 60 metres and inferred resources as blocks up to 200 metres from a drill hole.

Open pit measured plus indicated resources as of December 31, 2003 were estimated as 3.297 million tonnes at an average grade of 1.78 g/t gold for 188,000 contained ounces above a 0.0 g/t gold cut-off. This includes a resource classification breakdown of tonnes, average grade and contained ounces of:

Measured:	3.155 million tonnes at 1.73 g/t gold for 175,000 ounces of gold;

Indicated:	142,000 tonnes at 2.80 g/t gold for 12,800 ounces of gold; and

Inferred:	3.382 million tonnes at 1.71 g/t gold for 186,000 ounces of gold.

Open pit reserves as of December 31, 2003 were determined by running economic whittle pit runs on measured blocks. Economics were applied to account for mining, processing and transportation costs to convert resources into reserves. Reserves were reported above a mining cut-off grade of 2.74 g/t gold for black reef mineralization in the West Pit 1 operation and above a processing cut-off grade of 0.89 g/t gold for material stockpiled on surface. Reserves reported for MK2 and MK3 type mineralization were reported above a 1.1 g/t gold cut-off grade.

The West Pit 3 open pit reserve was reported above a cut-off grade of 1.83 g/t gold for black reef mineralization and a processing cut-off grade of 0.91 g/t gold for material stockpiled at surface. Proven reserves for open pit operations West Pit 1 and West Pit 3 were estimated as of December 31, 2003 as 303,000 tonnes at an average grade of 3.1 g/t for 30,500 contained ounces of gold. There were no probable reserves reported.

Cautionary Statements
Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements”. Such forward-looking statements, including but not limited to those with respect to the future completion and filing of technical reports and additional press releases, Bema’s intention to proceed with an exchange offer to Arizona Star shareholders, development plans, production estimates, estimates of mineral resources and reserves and related assumptions and economics (including, but not limited to, assumed prices of gold and other metals, and projected operating, capital and other costs), involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Bema to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in Bema’s Form 40-F Annual Report for the year ended December 31, 2003, which has been filed with the U.S. Securities and Exchange Commission, and Bema’s Renewal Annual Information Form for the year ended December 31, 2003, which is an exhibit to Bema’s Form 40-F and is available at the Canadian Depository for Securities Web site. Bema disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although Bema has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

United States readers are advised that the estimates in this press release relating to mineral resources and reserves were prepared in accordance with Canadian and South African regulations, which differ from the regulations of the U.S. Securities and Exchange Commission. Accordingly, such estimates relating may differ from estimates made by U.S. companies in documents filed with the U.S. Securities and Exchange Commission. In addition, the U.S. Securities and Exchange Commission does not recognize the term “resources”, and readers are cautioned not to assume that all or any part of mineral deposits in this category will ever be converted into reserves.

Where to Find Additional Information About the Exchange Offer
This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. If Bema proceeds with the exchange offer to Arizona Star shareholders, Bema intends to file a take-over bid offer and circular with Canadian securities regulatory authorities and a registration statement and prospectus with the U.S. Securities and Exchange Commission. Investors and shareholders are strongly advised to read the take-over bid offer and circular and the registration statement and prospectus (including the offer to purchase, circular, letter of acceptance and transmittal and related documents), as well as any amendments and supplements to those documents, when they become available because they will contain important information. At that time, investors and shareholders may obtain a free copy of the take-over bid offer and circular, the related letter of acceptance and transmittal and the registration statement and prospectus and certain other offer documents, at www.sedar.com or from the U.S. Securities and Exchange Commission’s Web site at www.sec.gov. At that time, free copies of these documents can also be obtained by directing a request to Bema at the address referred to below.

YOU SHOULD READ THE TAKE-OVER BID OFFER AND CIRCULAR CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER IF AND WHEN IT IS MADE.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com